UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Higher One Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

42983D104

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42983D104	13G	Page 2 of 12 Pages

1.	Name of Reporting Persons: Lightyear Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 13,529,863
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 13,529,863
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,529,863
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 25.7%(2)
12.	Type of Reporting Person (See Instructions): PN

(1)	This Schedule 13G is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

The calculation of the foregoing percentage is based on 52,707,809 outstanding shares of Common Stock of the Issuer as of November 2, 2012 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2012, as filed with the Securities and Exchange Commission on November 8, 2012.

CUSIP No. 42983D104	13G	Page 3 of 12 Pages

1.	Name of Reporting Persons: Lightyear Co-Invest Partnership II , L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 70,013
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 70,013
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 70,013
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.1%(2)
12.	Type of Reporting Person (See Instructions): PN

(1)	This Schedule 13G is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

The calculation of the foregoing percentage is based on 52,707,809 outstanding shares of Common Stock of the Issuer as of November 2, 2012 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2012, as filed with the Securities and Exchange Commission on November 8, 2012.

CUSIP No. 42983D104	13G	Page 4 of 12 Pages

1.	Name of Reporting Persons: Lightyear Fund II GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 13,529,863(2)
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 13,529,863(2)
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,529,863(2)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 25.7%(3)
12.	Type of Reporting Person (See Instructions): PN

(1)	This Schedule 13G is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

As the sole general partner of Lightyear Fund II, L.P (“Lightyear Fund II”), Lightyear Fund II GP, L.P. (“Lightyear Fund II GP”) possesses the power to direct the voting and disposition of the shares owned by Lightyear Fund II. However, Lightyear Fund II GP disclaims beneficial ownership of the shares held by Lightyear Fund II. Lightyear Fund II GP does not directly own securities of the Issuer.

(3)

The calculation of the foregoing percentage is based on 52,707,809 outstanding shares of Common Stock of the Issuer as of November 2, 2012 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2012, as filed with the Securities and Exchange Commission on November 8, 2012.

CUSIP No. 42983D104	13G	Page 5 of 12 Pages

1.	Name of Reporting Persons: Lightyear Fund II GP Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 13,599,876(2)
	6.	Shared Voting Power:
	7.	Sole Dispositive Power: 13,599,876(2)
	8.	Shared Dispositive Power:
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,599,876(2)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 25.8%(3)
12.	Type of Reporting Person (See Instructions): OO

(1)	This Schedule 13G is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Includes (i) 13,529,863 shares of Common Stock held by Lightyear Fund II and (ii) 70,013 shares of Common Stock held by Lightyear Co-Invest Partnership II, L.P. (“Lightyear Co-Invest II”). As the sole general partner of Lightyear Fund II, Lightyear Fund II GP possesses the power to direct the voting and disposition of the shares owned by Lightyear Fund II. As the general partner of Lightyear Fund II GP and Lightyear Co-Invest II, Lightyear Fund II GP Holdings, LLC (“Lightyear Fund II GP Holdings”) may also be deemed to share voting and/or dispositive power over such securities. However, Lightyear Fund II GP Holdings disclaims beneficial ownership of the shares held by Lightyear Fund II and Lightyear Co-Invest. Lightyear Fund II GP Holdings does not directly own securities of the Issuer.

(3)

The calculation of the foregoing percentage is based on 52,707,809 outstanding shares of Common Stock of the Issuer as of November 2, 2012 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2012, as filed with the Securities and Exchange Commission on November 8, 2012.

CUSIP No. 42983D104	13G	Page 6 of 12 Pages

1.	Name of Reporting Persons: Marron & Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 13,599,876(2)
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 13,599,876(2)
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,599,876(2)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 25.8%(3)
12.	Type of Reporting Person (See Instructions): OO

(1)	This Schedule 13G is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Includes (i) 13,529,863 shares of Common Stock held by Lightyear Fund II and (ii) 70,013 shares of Common Stock held by Lightyear Co-Invest II. As the sole general partner of Lightyear Fund II, Lightyear Fund II GP possesses the power to direct the voting and disposition of the shares owned by Lightyear Fund II. As the general partner of Lightyear Fund II GP and Lightyear Co-Invest II, Lightyear Fund II GP Holdings may also be deemed to share voting and/or dispositive power over such securities. As the managing member of Lightyear Fund II GP Holdings, Marron & Associates, LLC (“Marron & Associates”) may also be deemed to share voting and/or dispositive power over such securities. However, Marron & Associates disclaims beneficial ownership of the shares held by Lightyear Fund II and Lightyear Co-Invest. Marron & Associates does not directly own securities of the Issuer.

(3)

The calculation of the foregoing percentage is based on 52,707,809 outstanding shares of Common Stock of the Issuer as of November 2, 2012 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2012, as filed with the Securities and Exchange Commission on November 8, 2012.

CUSIP No. 42983D104	13G	Page 7 of 12 Pages

1.	Name of Reporting Persons: Chestnut Venture Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 13,599,876(2)
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 13,599,876(2)
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,599,876(2)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 25.8%(3)
12.	Type of Reporting Person (See Instructions): OO

(1)	This Schedule 13G is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Includes (i) 13,529,863 shares of Common Stock held by Lightyear Fund II and (ii) 70,013 shares of Common Stock held by Lightyear Co-Invest II. As the sole general partner of Lightyear Fund II, Lightyear Fund II GP possesses the power to direct the voting and disposition of the shares owned by Lightyear Fund II. As the general partner of Lightyear Fund II GP and Lightyear Co-Invest II, Lightyear Fund II GP Holdings may also be deemed to share voting and/or dispositive power over such securities. As the managing member of Lightyear Fund II GP Holdings, Marron & Associates may also be deemed to share voting and/or dispositive power over such securities. As the sole member of Marron & Associates, Chestnut Venture Holdings, LLC (“Chestnut Venture Holdings”) may also be deemed to share voting and/or dispositive power over such securities. However, Chestnut Venture Holdings disclaims beneficial ownership of the shares held by Lightyear Fund II and Lightyear Co-Invest. Chestnut Venture Holdings does not directly own securities of the Issuer.

(3)

The calculation of the foregoing percentage is based on 52,707,809 outstanding shares of Common Stock of the Issuer as of November 2, 2012 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2012, as filed with the Securities and Exchange Commission on November 8, 2012.

CUSIP No. 42983D104	13G	Page 8 of 12 Pages

1.	Name of Reporting Persons: Mr. Donald B. Marron
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 13,629,876(2)
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 13,629,876(2)
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,629,876(2)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 25.8%(3)
12.	Type of Reporting Person (See Instructions): IN

(1)	This Schedule 13G is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Includes (i) 13,529,863 shares of Common Stock held by Lightyear Fund II, (ii) 70,013 shares of Common Stock held by Lightyear Co-Invest II and (iii) 30,000 stock options to purchase shares of Common Stock (“Stock Options”) held by Lightyear Capital II, LLC (“Lightyear Capital II”). As the sole general partner of Lightyear Fund II, Lightyear Fund II GP possesses the power to direct the voting and disposition of the shares owned by Lightyear Fund II. As the general partner of Lightyear Fund II GP and Lightyear Co-Invest II, Lightyear Fund II GP Holdings may also be deemed to share voting and/or dispositive power over such securities. As the managing member of Lightyear Fund II GP Holdings, Marron & Associates may also be deemed to share voting and/or dispositive power over such securities. As the sole member of Marron & Associates, Chestnut Venture Holdings may also be deemed to share voting and/or dispositive power over such securities. As the managing member of Chestnut Venture Holdings, Mr. Donald B. Marron may also be deemed to share voting and/or dispositive power over such securities. However, Mr. Marron disclaims beneficial ownership of the shares held by Lightyear Fund II and Lightyear Co-Invest. 30,000 Stock Options in the aggregate are held directly by Lightyear Capital II, all of which are exercisable within 60 days of this filing. As the sole member of Lightyear Capital II, Lightyear Capital LLC (“Lightyear Capital”) may be deemed to share voting and/or dispositive power over the securities held by Lightyear Capital II. As the managing member of Lightyear Capital, Mr. Marron may be deemed to share voting and/or dispositive power over the securities held by Lightyear Capital. However, Mr. Marron disclaims beneficial ownership of the shares held by Lightyear Capital II and Lightyear Capital. Mr. Marron does not directly own securities of the Issuer.

(3)

The calculation of the foregoing percentage is based on (A) 52,707,809 outstanding shares of Common Stock of the Issuer as of November 2, 2012 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2012, as filed with the Securities and Exchange Commission on November 8, 2012 and (B) 30,000 shares that would be issued to Lightyear Capital II upon the exercise of the 30,000 Stock Options that are currently exercisable.

Item 1.	(a).	Name of Issuer

Higher One Holdings, Inc. ( the “Issuer”)

	(b).	Address of Issuer’s Principal Executive Offices:

115 Munson Street, New Haven, Connecticut 06511

Item 2.	(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

(i) Lightyear Fund II, L.P., a Delaware limited partnership ( “Lightyear Fund II”); (ii) Lightyear Co-Invest Partnership II, L.P., a Delaware limited partnership (“Lightyear Co-Invest II”); (iii) Lightyear Fund II GP, L.P., a Delaware limited partnership (“Lightyear Fund II GP”); (iv) Lightyear Fund II GP Holdings, LLC, a Delaware limited liability company (“Lightyear Fund II GP Holdings”); (v) Marron & Associates, LLC, a Delaware limited liability company (“Marron & Associates”); (vi) Chestnut Venture Holdings, LLC, a Delaware limited liability company (“Chestnut Venture Holdings”); and (vii) Mr. Donald B. Marron.

Item 2.	(b).	Address of Principal Business Office

9 West 57th Street, 31st Floor, New York, New York 10019

Item 2.	(c).	Citizenship

See Item 4 of each cover page.

Item 2.	(d).	Title of Class of Securities:

Common shares, par value $0.001 per share (“Common Stock”)

Item 2.	(e).	CUSIP Number:

42983D104

Item 3.		If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

See Item 9 of each cover page.

(b) Percent of class:

See Item 11 of each cover page.

(c) Number of Shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

13,529,863 shares of Common Stock of the Issuer reported herein are directly held by Lightyear Fund II and 70,013 shares of Common Stock of the Issuer reported herein are directly held by Lightyear Co-Invest II. As the general partner of Lightyear Fund II, Lightyear Fund II GP may be deemed to share voting and/or dispositive power over such securities. As the general partner of Lightyear Fund II GP and Lightyear Co-Invest II, Lightyear Fund II GP Holdings may also be deemed to share voting and/or dispositive power over such securities. As the managing member of Lightyear Fund II GP Holdings, Marron & Associates may also be deemed to share voting and/or dispositive power over such securities. As the sole member of Marron & Associates, Chestnut Venture Holdings may also be deemed to share voting and/or dispositive power over such securities. As the managing member of Chestnut Venture Holdings, Mr. Donald B. Marron may also be deemed to share voting and/or dispositive power over such securities. However, each of Lightyear Fund II GP, Lightyear Fund II GP Holdings, Marron & Associates, Chestnut Venture Holdings and Mr. Marron disclaims beneficial ownership of the shares held by Lightyear Fund II and Lightyear Co-Invest.

30,000 stock options to purchase shares of Common Stock, all of which are exercisable within 60 days of the date hereof, are directly held by Lightyear Capital II, LLC (“Lightyear Capital II”). As the sole member of Lightyear Capital II, Lightyear Capital LLC (“Lightyear Capital”) may be deemed to share voting and/or dispositive power over the securities held by Lightyear Capital II. As the managing member of Lightyear Capital, Mr. Marron may also be deemed to share voting and/or dispositive power over such securities held by Lightyear Capital. However, Mr. Marron disclaims beneficial ownership of the shares held by Lightyear Capital II and Lightyear Capital.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See response to Item 4 above.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2013

LIGHTYEAR FUND II, L.P.

By: Lightyear Fund II GP, L.P., its general partner

By: Lightyear Fund II GP Holdings, LLC, its general partner

/s/ Timothy Kacani
Name:	Timothy Kacani
Title:	Authorized Signatory

LIGHTYEAR CO-INVEST PARTNERSHIP II, L.P.

By: Lightyear Fund II GP Holdings, LLC, its general partner

/s/ Timothy Kacani
Name:	Timothy Kacani
Title:	Authorized Signatory

LIGHTYEAR FUND II GP, L.P.

By: Lightyear Fund II GP Holdings, LLC, its general partner

/s/ Timothy Kacani
Name:	Timothy Kacani
Title:	Authorized Signatory

LIGHTYEAR FUND II GP HOLDINGS, LLC

By: Marron & Associates, LLC, its managing member

/s/ Timothy Kacani
Name:	Timothy Kacani
Title:	Authorized Signatory

MARRON & ASSOCIATES, LLC

/s/ Timothy Kacani
Name:	Timothy Kacani
Title:	Authorized Signatory

CHESTNUT VENTURE HOLDINGS, LLC

/s/ Timothy Kacani
Name:	Timothy Kacani
Title:	Authorized Signatory

DONALD B. MARRON

/s/ Timothy Kacani
Name:	Timothy Kacani
Title:	Attorney-in-Fact for Donald B. Marron